Term sheet To prospectus dated May 30, 2006, prospectus supplement dated May 30, 2006, product supplement no. 580-I dated May 24, 2007 and underlying supplement no. 850 dated May 24, 2007	Term sheet no. 1 to Product supplement no. 580-I Underlying supplement no. 850 Registration Statement no. 333-134553 Dated May 24, 2007; Rule 433

LEHMAN BROTHERS HOLDINGS INC.

$

Principal Protected Notes Linked to the iShares® MSCI Emerging Markets Index Fund due [June 15], 2009

General

•	Senior unsecured obligations of Lehman Brothers Holdings Inc. maturing [June 15], 2009††.

•	Payment is linked to the iShares® MSCI Emerging Markets Index Fund.

•	Cash payment at maturity of principal plus the Additional Amount, as described below.

•

The notes are designed for investors who seek exposure to any appreciation of the iShares® MSCI Emerging Markets Index Fund at maturity. You will receive no interest payments. You will have full principal protection at maturity.

•	Minimum denominations of $1,000 and integral multiples thereof.

•	The minimum initial investment is $1,000.

•	The notes are expected to price on or about June 8, 2007 (the “expected pricing date”) and are expected to settle on or about June 15, 2007.

Key Terms

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/A+)†

Underlying Index:	The iShares® MSCI Emerging Markets Index.

Index Fund:	The iShares® MSCI Emerging Markets Index Fund (the “EEM”).

Pricing Date:	[June 8], 2007

Settlement Date:	[June 15], 2007

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount note of $1,000 plus the Additional Amount, which may be zero.

Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal the lesser of:

•     $1,000 x the Share Return x the Upside Participation Rate; provided that the Additional Amount will not be less than zero; and

•     $1,000 x the Knock-Out Rate.

Upside Participation Rate:	100%.

Knock-Out Rate:	[20-22]%

Share Return:	Final Share Price – Initial Share Price
Initial Share Price

Initial Share Price:	The closing price per share of the Index Fund on the Pricing Date.

Final Share Price:	The closing price per share of the Index Fund on the Observation Date.

Observation Date:	[June 8], 2009††

Maturity Date:	[June 15], 2009††

Share Adjustment Factor:	1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “Description of Notes—Anti-Dilution Adjustments” in the accompanying product supplement no. 580-I for further information about these adjustments.

Interest Rate:	None.

Interest Period:	None.

Interest Determination Dates:	N/A

Interest Payment Dates:	N/A

CUSIP:	524908XJ4
ISIN:	US524908XJ46

†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 580-I.

Investing in the Principal Protected Notes linked to the Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 580-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 850 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 580-I dated May 23, 2007, underlying supplement no. 850 dated May 23, 2007, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 580-I, underlying supplement no. 850, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 580-I, underlying supplement no. 850, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 580-I, underlying supplement no. 850 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)		Commission (2)			Proceeds to Us
Per note		$1,000.00	$	[5.00	]	$	[995.00	]
Total	$		$			$

(1)

The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive commission equal to approximately $[5.00] per $1,000 principal amount, or [0.50]%, and may use these commissions to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

May 24, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 580-I and underlying supplement no. 850. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 580-I, underlying supplement no. 850, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 580-I and “Risk Factors” in the accompanying underlying supplement no. 850, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Product supplement no. 580-I dated May 24, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507122034/d424b2.htm

•	Underlying supplement no. 850 dated 24, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507122035/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Preservation of Capital at Maturity: You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Appreciation Potential: At maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to the sum of (1) $1,000 and (2) the lesser of (a) $1,000 x the Share Return x the Upside Participation Rate, provided that this payment will not be less than zero and (b) $1,000 x the Knock-Out Rate.

•

Diversification of the Index Fund: The return on the notes is linked to the performance of the iShares® MSCI Emerging Markets Index Fund which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index is a free float-adjusted market capitalization index that is intended to measure the performance of certain emerging equity markets. For additional information about the Index Fund and the Underlying Index, see “The iShares® MSCI Emerging Markets Index” and “The MSCI Emerging Markets Index” in the accompanying underlying supplement no. 850.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [    ] compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is [    ] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals, and the adjustments thereto, in respect of the notes. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 580-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in shares of the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 580-I and in the “Risk Factors” section of the accompanying underlying supplement no. 850. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•

Market Risk: The return on the notes at maturity is linked to the performance of the Index Fund, and will depend on whether, and the extent to which, the Share Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE SHARE RETURN IS ZERO OR NEGATIVE.

•

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower payment at maturity than you would have received if you had invested in the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index. If the Final Share Price is not above the Initial Share Price, the Additional Amount will be zero. This will be true even if the closing price of one share of the Index Fund was above the Initial Share Price at some time during the life of the notes but falls below the Initial Share Price on the Observation Date.

•

The Appreciation Potential of the Notes Is Limited: The appreciation potential of the notes is limited by the Knock-Out Rate. As a result, your return will not reflect any potential increase in the Final Share Price, as compared to the Initial Share Price, of greater than [20-22]%.

•

Differences Between the Index Fund and the Underlying Index: The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

•

The Index Fund is Subject to Management Risk: The Index Fund is subject to the risk that the investment strategy of Barclays Global Fund Advisors, which we refer to as BGFA, which is the investment adviser to the Index Fund, may not produce the intended results. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the equity securities held by the Index Fund. Any of these actions could adversely affect the price of the shares of the Index Fund and consequently the value of the notes.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends on shares of the Index Fund or other distributions or other rights that holders of shares of the Index Fund would have. In addition, your return on the notes will not reflect dividends on the common stocks held by the Index Fund.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments. We will pay compensation of approximately $[5.00] per note to the principals, agents and dealers in connection with the distribution of the notes.

•

Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the price of the shares of the Index Fund at any time, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 580-I and underlying supplement no. 850.

•

The Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior To Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

Exposure to Fluctuations in Foreign Exchange Rates: The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks held by the Index Fund are denominated. Therefore, any appreciation or depreciation of the applicable currencies relative to the U.S. dollar over the term of the notes will affect the amount you will receive at maturity.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Price of the Fund to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes which are linked to the Index Fund.

•

A Market Disruption Event on a Day that Would Otherwise be an Observation Date Will Delay Settlement of the Notes: If a market disruption event occurs on a day that would otherwise be an Observation Date, settlement of the notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to 8 trading days following the maturity date.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Share Return from –15.00% to +30.00% and reflects the Upside Participation Rate of 100% and assumes an Initial Share Price of $127.00 and a Knock-Out Rate of 21%. The following results are based solely on the hypothetical example cited. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Final Share Price	Hypothetical Share Return	Total Hypothetical Return on Notes at Maturity
$107.95	-15.00%	$1,000.00
$114.30	-10.00%	$1,000.00
$120.65	-5.00%	$1,000.00
$127.00	0.00%	$1,000.00
$133.35	5.00%	$1,050.00
$139.70	10.00%	$1,100.00
$146.05	15.00%	$1,150.00
$152.40	20.00%	$1,200.00
$158.75	25.00%	$1,210.00
$165.10	30.00%	$1,210.00

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price per share of the Index Fund increases from the Initial Share Price to a Final Share Price of $158.75 on the Observation Date. Because the Final Share Price of $158.75 is above the Initial Share Price and the Share Return is greater than the Maximum Return, the Additional Amount is equal to $210 and the final payment at maturity is equal to $1,210 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 × 21% × 100%) = $1,210 = payment of $210 (return is limited by the Knock-Out Rate)

Example 2: The closing price per share of the Index Fund increases from the Initial Share Price to a Final Share Price of $139.70 on the Observation Date. Because the Final Share Price of $139.70 is above the Initial Share Price, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 × 10% × 100%) = $1,100

Example 3: The closing price per share of the Index Fund decreases from the Initial Share Price to a Final Share Price of $114.30 on the Observation Date. Because the Final Share Price of $114.30 is below the Initial

Share Price of $127.00, the Additional Amount is equal to $0 and the final payment at maturity is $1,000 per $1,000 principal amount note.

Historical Information

The following graphs show the weekly performance of the Index from April 11, 2003 through May 18, 2007. The closing price of one share of the Index Fund on May 18, 2007 was $126.85.

We obtained the various Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.